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                                                           OMB APPROVAL
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------                                              OMB Number:      3235-0362
FORM 5                                              Expires: December 31, 2001
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] CHECK BOX IF NO
    LONGER SUBJECT TO
    SECTION 16. FORM
    4 OR FORM 5
    OBLIGATIONS MAY
    CONTINUE. SEE            Filed pursuant to Section 16(a) of the Securities
    INSTRUCTION 1(b).                        Exchange Act of 1934,
[ ] FORM 3 HOLDINGS                  Section 17(a) of the Public Utility
    REPORTED                 Holding Company Act of 1935 or Section 30(f) of
[X] FORM 4                              the Investment Company Act
    TRANSACTIONS                                   of 1940
    REPORTED

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 1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
  Berman          Robert             A           Hastings Entertainment, Inc. / HAST          Issuer (Check all applicable)
-------------------------------------------    ---------------------------------------------        Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (specify
 3601 Plains Blvd                                        Person (Voluntary)         1-31-2001   ----        title ---       below)
-------------------------------------------                               -------------------               below)
                 (Street)                         --------------------    5. If Amendment,         Vice President - Store Operations
                                                                             Date of Original      ---------------------------------
 Amarillo           TX               79102                                   (Month/Year)
-------------------------------------------                                                  7. Individual or Joint/Group Reporting
  (City)           (State)           (Zip)                                ------------------         (Check applicable line)

                                                                                                 X    Form Filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by More than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                   action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                (Month/      (Instr.                                   end of Issuer's     Direct         Benefi-
                                 Day/        8)                                        Fiscal Year         (D) or         cial
                                 Year)                 ----------------------------    (Instr. 3 and 4)    Indirect       Owner-
                                                       Amount    (A) or      Price                         (I)            ship
                                                                 (D)                                       (Instr. 4)     (Instr. 4)

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Common Stock                    10-2-00        A       30,728     A           (1)       43,896               D
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Common Stock                                                                               589(2)            I             by ASOP
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         (1) Award of Restricted Stock was in exhange for outstanding stock options. See Table II
         (2) Purchased through the company's ASOP plan. Information is based on plan statement as of January 31, 2001.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                              (Over)
                                                                                                                     SEC 2270 (3-99)
                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
                    ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion               Number of
                                                                (A)     (D)    cisable Date       Title   Shares
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Stock Option                                                                                     Common
(Right to Buy)               $14.03       10/2/2000   H4                25,295   (4)     5/22/12 Stock    25,295         (3)
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Stock Option                                                                                     Common
(Right to Buy)               $13.64       10/2/2000   H4                30,354   (4)     5/22/07 Stock    30,354         (3)
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Stock Option                                                                                     Common
(Right to Buy)               $11.88       10/2/2000   H4                 9,000   (5)    12/14/08 Stock     9,000         (3)
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Stock Option                                                                                     Common
(Right to Buy)               $ 9.00       10/2/2000   H4                 9,000   (6)   3/30/2009 Stock     9,000         (3)
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Stock Option                                                                                     Common
(Right to Buy)               $12.00       10/2/2000   H4                12,000   (7)   7/16/2009 Stock    12,000         (3)
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Stock Option                                                                                     Common
(Right to Buy)               $ 9.69       10/2/2000   H4                22,000   (8)   9/17/2006 Stock    22,000         (3)
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
9. Number of           10. Ownership               11. Nature of
   Derivative              of Derivative               Indirect
   Securities              Security:                   Beneficial
   Beneficially            Direct (D)                  Ownership
   Owned at End            or Indirect (I)             (Instr. 4)
   of Year                 (Instr. 4)
   (Instr. 4)

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Explanation of Responses:

(3) Cancellation of stock options was in exchange for award of Restricted Stock Units. See Table I.
(4) Granted 5/22/97, vested 20% on each anniversary of 5/22/97.
(5) Granted 12/14/98, vested 20% on each anniversary of 12/14/98.
(6) Granted 3/30/99, vested 20% on each anniversary of 3/30/99.
(7) Granted 7/16/99, vested 20% on each anniversary of 7/16/99.
(8) Granted 9/17/99, vested 25% on each anniversary of 9/17/99.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ ROBERT A. BERMAN            3-12-01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                                   Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 2270 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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